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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                              SIERRACITIES.COM INC.
                            (Name of Subject Company)

                              SIERRACITIES.COM INC.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                (including the associated share purchase rights)
                         (Title of Class of Securities)

                                   826521 10 6
                      (CUSIP Number of Class of Securities)

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                                 Alan L. Langus
        Corporate Secretary, Executive Vice President and General Counsel
                              SierraCities.Com Inc.
                         399 Knollwood Road, Suite G-10
                          White Plains, New York 10603
                                 (914) 286-6365
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With a copy to:
                                Richard D. Pritz
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

[x]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.
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                                                     Contact: Richard D'Ambrosio
                                                                American Express
                                                                    212-640-4868
                                                     richard.d'ambrosio@aexp.com

                                                               Thomas J. Depping
                                                                SierraCities.com
                                                                    713-221-8822
                                                  thomasdepping@sierracities.com


        AMERICAN EXPRESS TO PURCHASE SIERRACITIES.COM, A LEADER IN SMALL
                          BUSINESS EQUIPMENT FINANCING

         NEW YORK AND HOUSTON, February 14, 2001 - American Express Company and SierraCities.com Inc. today announced the signing of a definitive agreement for American Express Travel Related Services Company, Inc. to acquire SierraCities, a leading equipment finance company, for $5.68 a share, or a total of $107.5 million for approximately 18.9 million shares outstanding.

         American Express will offer to purchase all outstanding shares of SierraCities pursuant to a tender offer expected to commence within the next two weeks. This transaction is subject to the tender of at least two-thirds of SierraCities shares, as well as other customary conditions, and is expected to be completed by the end of March.

      The acquisition of SierraCities, with more than $1.5 billion in receivables, will significantly expand American Express' existing equipment financing business and further American Express' leadership in small business lending.

      "SierraCities' capabilities complement our portfolio of lending products and services," said Kerry D. Hatch, Executive Vice President and General Manager, American Express Small Business Services. "This transaction will significantly increase our scale in small business lending and enhance American Express' ability to provide convenient and competitive products and services to small companies."


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      "We are delighted to have reached this agreement with American Express,"
said SierraCities CEO, Tom Depping. "The power of the American Express brand combined with its commitment to the small business market will benefit our customers, shareholders and employees."

      American Express provides equipment financing through participating equipment vendors in the form of leases and directly to small businesses through term loans.

      SierraCities, based in Houston, is an innovator of technology solutions for online business-to-business financing. Its state-of-the-art technology platform supports real-time funding of e-commerce transactions by automating a range of processes, including applications, data retrieval and underwriting.

      American Express Small Business Services (SBS) has been providing small business equipment financing since 1997. SBS, a unit solely dedicated to supporting firms with fewer than 100 employees, serves more than 2.5 million small business owners with a range of lending and payment services, including charge and credit cards, unsecured lines of credit, term loans and equipment financing.

      American Express Company (www.americanexpress.com) is a diversified worldwide financial, travel and network services provider founded in 1850. It is a leader in charge and credit cards, Travelers Cheques, travel, financial planning, investment products, insurance, accounting and international banking.

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of SierraCities.com, Inc. At the time the offer is commenced, American Express Travel Related Services Company, Inc., a subsidiary of the American Express Company, and a subsidiary of such company, will file a tender offer statement with the U.S. Securities and Exchange Commission and SierraCities.com Inc. will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the


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solicitation/recommendation statement, will be made available to all shareholders of SierraCities.com Inc. at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the solicitation/recommendation statement will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.

      Certain of the statements contained herein, including the time period in which the transaction may be completed, are forward-looking statements of future expectations. Actual events may differ materially from these expectations, and to, among other things, the receipt of required regulatory approvals and the number and timing of shares actually tendered in the offer.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                 SIERRACITIES.COM INC.


                                 By: /s/ Thomas J. Depping
                                    --------------------------------------------
                                    Name: Thomas J. Depping
                                    Title: President and Chief Executive Officer